PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

November 22, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Advantage Funds, Inc.
(File Nos.: 033-51061 and 811-07123)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Company"), on or about November 29, 2017 the Company plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 144 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 142 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(2) under the Securities Act on September 15, 2017 for the purpose of registering a new series of the Company: Dreyfus Global Multi-Asset Income Fund (the "Fund").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank A. Buda of the Staff via telephone on October 31, 2017 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Front Cover

1.            Staff Comment: Please ensure that all class identifiers and ticker information are updated on EDGAR prior to the effective date of the Amendment.

Response: All class identifiers and ticker information will be updated on EDGAR prior to the effective date of the Amendment.

Fund Summary—Fees and Expenses

2.           Staff Comment: Please confirm that the fee waiver currently shown in footnote 2 to the fee table will be in effect for at least one year from the date of effectiveness of the Amendment. If not, please remove the reference to the fee waiver from the fee table.

Response: Fund management has confirmed that the fee waiver shown in footnote 2 to the fee table will be in effect until December 1, 2018, which is at least one year from the date of effectiveness of the Amendment (November 30, 2017).

3.           Staff Comment: If the Fund's investments in ETFs and other investment companies are projected to exceed one basis point, please include a separate line item for "Acquired Fund Fees and Expenses" in the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point.

Fund Summary—Principal Investment Strategy

4.	Staff Comment: The third sentence of the second paragraph states:

Under normal market conditions, the fund invests significantly (at least 40% – unless market conditions are not deemed favorable by the sub-adviser, in which case the fund would invest at least 30% – of its net assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States. (emphasis added)

With respect to any company domiciled, incorporated, organized, headquartered, located and/or principally traded outside the United States, please clarify in the disclosure if "doing a substantial amount of business outside the United States" means that such company derives at least 50% of its revenues or profits from goods produced or sold, investments made or services performed in countries outside of the United States or has at least 50% of its assets in those countries.

Response: The referenced sentence will be revised in the Amendment as follows:

Under normal market conditions, the fund invests significantly (at least 40% – unless market conditions are not deemed favorable by the sub-adviser, in which case the fund would invest at least 30% – of its net assets) in companies organized or located outside the United States, whose primary listing exchange for securities is located outside the United States, whose largest amount of revenues are derived from countries outside the United States or whose reporting currencies are other than U.S. dollars.

5.           Staff Comment: The fifth paragraph discusses certain of the Fund's principal investments. In light of the potential illiquidity of a significant portion of the Fund's principal investments (as described in this paragraph and in the principal risk factor Liquidity Risk), please supplementally explain the types and amounts (in percentages) of the Fund's investments in such potentially illiquid investments (e.g., asset-backed securities and/or mortgage-backed securities, bank loans, Rule 144A securities and closed-end funds). As to each of these investments, please state whether the Fund considers such investment liquid or illiquid. The Staff may have additional comments depending on the response provided.

2

Response: The Fund's principal investment strategy is to allocate its investments among equity and equity-related securities, debt and debt-related securities, and, generally to a lesser extent, real estate, commodities and infrastructure to construct a diversified portfolio, and not to invest in any one particular type of security, such as asset-backed securities, mortgage-backed securities, bank loans, Rule 144A securities and/or closed-end funds. Accordingly, the disclosure referencing principally investing in specific securities has been revised. Fund management believes, however, it is important to an investor to identify the types of debt and debt-related securities in which the Fund may invest in the Fund Summary.

Fund management has advised that it does not anticipate that a substantial portion of the Fund's principal investments will be potentially illiquid. The Fund will determine, on a case-by-case basis, the liquidity profile of each of its investments, including the securities noted above, and securities determined to be illiquid will be limited in the aggregate to no more than 15% of the Fund's net assets at the time of purchase. The percentage of the Fund's assets invested in any one of the referenced securities will vary over time, based on the allocation to the various asset classes, but it currently is anticipated that such investments may range from 0% to 10% of the Fund's net assets.

6.           Staff Comment: The second sentence of the fifth paragraphs states that the Fund may invest in convertible securities, including contingent convertible bonds ("CoCos"). As the Fund has investments in CoCos as a principal investment strategy, please provide a description of CoCos (as well as relevant risk disclosure) in Item 4 and, in greater detail, in Item 9. Please also supplementally inform the Staff of the amount the Fund intends to invest in CoCos.

Response: The Fund does not intend to invest in CoCos as a principal investment strategy. See response to Staff Comment No. 5. Accordingly, Fund management believes the level of disclosure is appropriate given the Fund's principal investment strategy.

7.	Staff Comment: The first and second sentences of the sixth paragraph state:

The fund may use derivative instruments as a substitute for investing directly in an underlying asset, to increase returns, to manage foreign currency, credit or interest rate risk, to manage effective maturity or duration, as part of a hedging strategy, or for other purposes related to the management of the fund. These instruments may include principally options, futures and options on futures (including those relating to securities, foreign currencies, indices and interest rates), forward contracts (including foreign currency forward contracts), swaps, options on swaps, contracts for difference, and other derivative instruments (including commodity-linked instruments, such as structured notes, and participatory notes). (emphasis added)

Please delete "may include" in the second sentence and specify the derivatives in which the Fund principally invests or expects to invest, as well as the associated risks. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The words "may include" in the second sentence are used to indicate that the Fund may not be using derivatives for one of the purposes listed in the first sentence at any given time. We note that the word "principally" is currently used following "may include" to indicate the derivatives in which the Fund principally invests or expects to invest. In addition, we believe that the risk disclosure currently provided in Derivatives risk adequately addresses the risks associated with the Fund's derivatives use. Accordingly, we do not believe that any revisions to the disclosure are necessary.

3

Fund Summary—Principal Risks

8.	Staff Comment: If the Fund will invest a significant amount of its assets in European issuers, please provide disclosure of the special risks related to European issuers, including as a result of Brexit.

Response: The following will be added as a principal risk in the Amendment:

•	European issuer risk. Decreasing imports or exports, changes in governmental or European Union (EU) regulations on trade, changes in the exchange rate of the euro, the default or threat of default by an EU member country on its sovereign debt, and/or an economic recession in an EU member country may have a significant adverse effect on the securities of EU issuers. The European financial markets have recently experienced volatility and adversity due to concerns about economic downturns, or rising government debt levels, in several European countries. These events have adversely affected the exchange rate of the euro and may continue to significantly affect every country in Europe. The risk of investing in Europe may be heightened due to the recent referendum in which the United Kingdom voted to withdraw from membership in the EU. In addition, if one or more countries were to exit the EU or abandon the use of the euro as a currency, the value of investments tied to those countries or the euro could decline significantly and unpredictably. Any such event could have a material adverse impact on the value and risk profile of the fund's portfolio.

Fund Summary—Performance

9.	Staff Comment: With respect to the Fund's performance baseline benchmark (a blend of 60% MSCI All Country World Index (NDR)/40% Bank of America Merrill Lynch Global Broad Market Index), please revise the disclosure consistent with Item 4(b)(2)(i) and Instruction 2(b) to Item 4 of Form N-1A (i.e., disclose information about the additional index in the narrative explanation).

Response: The fourth sentence will be revised in the Amendment as follows:

The fund's designated broad-based securities market index is the MSCI All Country World Index (NDR), and its performance baseline benchmark is a blend of 60% MSCI All Country World Index (NDR)/40% ~~Bank of America~~BofA Merrill Lynch Global Broad Market Index (USD Hedged). The MSCI All Country World Index measures the performance of large- and mid-cap equity securities across developed and emerging markets countries. The BofA Merrill Lynch Global Broad Market Index tracks the performance of investment grade public debt issued in the major domestic and eurobond markets, including "global" bonds.

Fund Details—Investment Risks

10.	Staff Comment: Portfolio Turnover Risk states that the Fund may engage in short-term trading. Please reflect the Fund's frequent trading strategy in the principal investment strategy disclosure. See Instruction 7 to Item 9(b) of Form N-1A.

Response: Instruction 7 to Item 9(b) only requires disclosure of a fund's active and frequent strategy if it is used to achieve the fund's principal investment strategy. Since the Fund does not intend to engage in short-term trading to achieve its principal investment strategy, we do not believe any additional disclosure is necessary or required.

4

Fund Details—Management—Performance Information for Related Accounts

11.	Staff Comment: To avoid investor confusion, please change the title of this subsection to "Performance Information on Similar Accounts" and make conforming changes throughout the section (i.e., change references from "Related Accounts" to "Similar Accounts").

Response: The Fund will no longer be presenting performance information for the Related Accounts in the prospectus.

12.	Staff Comment: Please supplementally confirm that all accounts managed by the Fund's sub-adviser using substantially similar investment objectives, policies and strategies as the Fund are included in the presentation of the performance of the Related Accounts (the "Presentation").

Response: See response to Staff Comment No. 11.

13.	Staff Comment: The last sentence of the first paragraph states:

Investors should not consider this performance data as an indication of the future performance of the fund or the Related Account Composite.

Please delete "or the Related Account Composite" as it is not relevant to this prospectus.

Response: See response to Staff Comment No. 11.

14.	Staff Comment: The third sentence of the second paragraph states:

The performance of the Related Accounts could have been adversely affected by the imposition of certain regulatory requirements, restrictions and limitations if such accounts had been regulated as investment companies under the U.S. federal securities and tax laws.

Please supplementally explain why these differences do not alter the conclusion that such accounts are substantially similar to the Fund. The Staff may have additional comments depending on the response provided.

Response: See response to Staff Comment No. 11.

15.	Staff Comment: The sixth through eighth and the ninth sentences are bracketed and separated by an "or"—please provide the Staff with a complete and final Presentation via correspondence prior to effectiveness. The Staff may have additional comments depending on the response provided.

Response: See response to Staff Comment No. 11.

16.	Staff Comment: The second sentence of the third paragraph states:

Certain of the Related Accounts have been managed in foreign-currency denominations and have been converted into U.S. dollars for purposes of reporting the Related Account Composite performance shown below.

5

Please specifically identify in the disclosure the foreign currency or currencies and state that performance would have been different due to foreign currency conversions.

Response: See response to Staff Comment No. 11.

17.	Staff Comment: Since the performance figures for the Related Accounts were not prepared and presented using the standard method used by the Commission, please so disclose in this subsection.

Response: See response to Staff Comment No. 11.

18.	Staff Comment: The sixth sentence of the third paragraph states:

Newton's compliance with GIPS® standards has been verified by an independent verifier annually since 2000.

Please disclose who performed the audit or verification and what type of audit or verification was conducted. In addition, please include a consent for the audit or verification as an exhibit to the registration statement. See Rule 436 under the Securities Act.

Response: See response to Staff Comment No. 11.

19.	Staff Comment: Please supplementally confirm that the Fund has the records necessary to support the calculation of performance for the Related Accounts, as required by Rule 204−2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: See response to Staff Comment No. 11.

20.	Staff Comment: In the table "Average Annual Total Returns as of 12/31/16", please present the returns of the "Related Account Composite (with sales load)" before the returns of the "Related Account Composite (without sales load)".

Response: See response to Staff Comment No. 11.

Shareholder Guide—Choosing a Share Class—Class A Shares

21.          Staff Comment: Footnote * to the table "Total Sales Load -- Class A Shares" states:

No sales charge applies on investments of $1 million or more, but a CDSC of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Please disclose here which redemptions of Class A shares would be subject to the CDSC, or include a cross-reference to the applicable disclosure elsewhere in the Amendment.

Response: A cross-reference and additional applicable disclosure will be added in the Amendment.

Shareholder Guide—Choosing a Share Class—Sales Charge Reductions and Waivers

22.	Staff Comment: Please revise the first paragraph of this subsection (as well as the disclosure that follows) to clearly identify which sales charge reductions and waivers are available through all financial intermediaries and which are available only through the Fund's distributor.
6

Response: Fund management believes that the first paragraph of this subsection provides a clear introduction to the availability of sales charge reductions and waivers and has determined not to revise it. The disclosure that follows the first paragraph of this subsection has been revised to more clearly identify which sales charge reductions and waivers are available through all financial intermediaries (other than Merrill Lynch for which specific disclosure is provided) and which are available only through the Fund's distributor.

Shareholder Guide—Choosing a Share Class—Class C Shares

23.	Staff Comment: Please disclose how deferred sales loads are imposed and calculated, including: (a) whether the specified percentage of the sales load is based on the offering price, or the lesser of the offering price or net asset value at the time the sales load is paid; (b) the amount of the sales load as a percentage of both the offering price and the net amount invested; (c) a description of how the sales load is calculated (for example, in the case of a partial redemption, whether or not the sales load is calculated as if shares or amounts representing shares not subject to a sales load are redeemed first, and other shares or amounts representing shares are then redeemed in the order purchased); and (d) if applicable, the method of paying an installment sales load (for example, by withholding of dividend payments, involuntary redemptions, or separate billing of a shareholder's account).

Response: The disclosure requested in (a) and (c) above will be added in the Amendment under the sub-heading "—Additional Information About CDSCs" and will apply to Class A and Class C shares subject to a CDSC. Fund shares subject to a CDSC are offered at NAV and the Fund does not impose an installment sales load; accordingly, (b) and (d) above are not applicable to the Fund.

24.           Staff Comment: The last sentence of the first paragraph states:

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Please confirm the accuracy of this disclosure as the fee table does not include the "redeemed within one year of purchase" limitation on the imposition of the CDSC.

Response: We confirm that the above-referenced disclosure is accurate. Form N-1A does not require disclosure in the fee table of any time limitations applicable to deferred sales charges. Accordingly, no disclosure will be added to the fee table in the Amendment.

Shareholder Guide—Choosing a Share Class—CDSC Waivers

25.	Staff Comment: Please revise this subsection (as well as the disclosure that follows) to clearly identify which CDSC waivers are available through all financial intermediaries and which are available only through the Fund's distributor.

Response: The referenced disclosure has been revised.

Back Cover—Annual/Semiannual Report

26.          Staff Comment: Please revise this disclosure to state that, as a new fund, the Fund's shareholder reports are not yet available, but will be in the future.

Response: The disclosure will be revised in the Amendment as follows:

7

The fund's annual and semiannual reports describe the fund's performance, list portfolio holdings and contain a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. As a new fund, the~~The~~ fund's most recent annual and semiannual reports are not yet available, but will be available, when issued, at www.dreyfus.com.

SAI

Cover

27.	Staff Comment: The first sentence of the second paragraph states:

The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI.

For each fund for which financial statements are incorporated by reference into the SAI, please file an auditor's consent or delete this representation from the SAI. See Section 7(a)(1) of the Securities Act and Rule 439 thereunder.

Response: When a fund appearing in the SAI files a post-effective registration statement amendment pursuant to Rule 485 under the Securities Act, the filing is coded on EDGAR for that fund only (or, if the amendment is also being filed for one or more other funds in the same registrant, the applicable funds only (such fund or funds, the "Amending Funds")). On the date the registration statement amendment becomes effective, an "as revised" SAI is filed pursuant to Rule 497 under the Securities Act and coded on EDGAR for each fund covered in the SAI that is not an Amending Fund, so that the SAI as revised in the amendment filing can be used for all covered funds. This approach is consistent with the Staff's guidance on combined SAIs, which states that filers using a combined SAI should "[i]nclude only the identifiers for the series and classes (contracts) for which the filing is being substantively made. If other series and classes (contracts) wish to use the SAI as modified, they may file a 497 variant form of SAI; that submission would include their identifiers." (See Notice and FAQ's re: Mandatory Series and Class (Contract) Identifiers, available at https://www.sec.gov/info/edgar/ednews/seriesclassfaq063006.htm). Our approach also is consistent with that taken by other registrants with combined SAIs, including certain T. Rowe Price and Natixis funds. If this approach were not taken, and registration statement requirements were applied to all funds named in the SAI regardless of EDGAR coding, then presumably other additions would need to be made, such as adding all funds' prospectuses and Part C information. While we understand the consent requirements of Section 7(a)(1) of the Securities Act and Rule 439 under the Securities Act, in the scenario described above we do not believe that a registration statement amendment is being filed for funds other than the Amending Funds and therefore these requirements would not apply to such funds. Accordingly, we respectfully request that the Staff waive this comment.

Investment Restrictions—Fundamental Policies—Industry Concentration

28.	Staff Comment: The last sentence of the first paragraph states: "The real estate sectors, with respect to Dreyfus Global Real Estate Securities Fund, in general are not considered an industry for purposes of this Fundamental Policy." Please supplementally provide the legal basis for not considering investments in the real estate sectors as being in the same industry or group of industries for industry concentration purposes.
8

Response: The purpose of the referenced sentence is to exclude the investments of the Dreyfus Global Real Estate Securities Fund in the real estate sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration. Accordingly, we will add in the Amendment the following disclosure in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies":

For purposes of the restriction on industry concentration, Dreyfus Global Real Estate Securities Fund invests more than 25% of its total assets in the group of industries comprising the real estate sector.

29.	Staff Comment: The last sentence of the fourth paragraph states: "For purposes of this Fundamental Policy with respect to Dreyfus Technology Growth Fund, the technology sector in general is not considered an industry." Please supplementally provide the legal basis for not considering investments in the technology sector as being in the same industry or group of industries for industry concentration purposes.

Response: The purpose of the referenced sentence is to exclude the investments of the Dreyfus Technology Growth Fund in the technology sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration. Accordingly, we will add in the Amendment the following disclosure in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies":

For purposes of the restriction on industry concentration, Dreyfus Technology Growth Fund invests more than 25% of its total assets in the group of industries comprising the technology sector.

30.	Staff Comment: The eleventh paragraph states:

[As a matter of Fundamental Policy, the Fund may not] [i]nvest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy.

The Staff notes that securities issued or guaranteed by foreign governments or foreign supranational entities may not be excluded from the Fund's industry concentration policy. See Dear Registrant Letter dated January 3, 1991. Accordingly, for each fund that has the above-referenced language as part of its industry concentration policy, please add an appropriate explanatory note stating that securities issued or guaranteed by foreign governments or foreign supranational entities are not excluded from the relevant fund's industry concentration policy.

Response: We note that only the Fund has the above-referenced language as part of its industry concentration policy and, thus, the language in the policy can be changed without shareholder approval. Accordingly, the last sentence will be revised in the Amendment as follows:

9

For purposes of this Fundamental Policy, securities issued or guaranteed by a government other than the U.S. Government or by a foreign supranational entity are considered to be the securities of an issuer in a single industry.

31.	Staff Comment: The fourth to last paragraph of Investment Restrictions—Fundamental Policies states:

With respect to Dreyfus New Jersey Municipal Bond Fund, for purposes of industry concentration determinations, (1) industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry and (2) municipal securities, where the payment of principal and interest for such securities is derived solely from a specific project are each grouped together as an "industry."

Please revise this explanatory note in accordance with Comment No. 12 of the Staff's comment letter dated October 25, 2017 in respect of Dreyfus Treasury and Agency Liquidity Money Market Fund, a series of Dreyfus Institutional Liquidity Funds.

Response: The following will replace the above-referenced disclosure in the Amendment:

For purposes of the restriction on industry concentration with respect to Dreyfus New Jersey Municipal Bond Fund, to the extent that a Municipal Bond is backed principally by the assets and revenues of non-governmental users, the Municipal Bond will be deemed to be a security of an issuer in the "industry" of that non-governmental user and subject to the industry concentration restriction.

General

32.	Staff Comment: Please file a new legal opinion and consent for the Fund.

Response: The requested opinion will be filed with the Amendment.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3376 or Lisa Goldstein of this office at 212.969.3381.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	David Stephens
Janna Manes
Lisa Goldstein

10